Exhibit 3

November 20, 2002

To the Optionholders of Fording Inc.:

You are invited to attend a Special Meeting of Securityholders of Fording Inc. that has been called to allow you to consider and vote upon the proposed conversion of Fording into an income trust, as well as related matters.

This conversion will be completed if two-thirds of Securityholders approve a Plan of Arrangement and a court rules that the conversion is fair to all those affected.

The Special Meeting of Fording Securityholders will be held at The Fairmont Palliser Hotel, 133 – 9th Avenue SW, Calgary, Alberta, T2P 2M3 on December 20, 2002 at 9:00 a.m. (Mountain Standard Time).

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE

FOR
THE PLAN OF ARRANGEMENT

Fording is well-suited to an income trust structure. It has a long history of positive cash flow, uninterrupted years of profitability, low sustaining capital expenditures and, in its current corporate form, Fording pays significant cash taxes.

The Company’s Board of Directors is recommending that you support the conversion because:

•	it unlocks the value of Fording’s significant cash flow for the benefit of Shareholders and Optionholders. For example, it is expected that the Fording Income Trust’s cash distribution for the quarter ending March 31, 2003 would be approximately $0.90 per Unit, compared with the Company’s current quarterly dividend of $0.15 per share;

•	it provides an enhanced platform for growth in which current holders of Fording shares and options can continue to participate;

•	it is fair to Securityholders. Our financial advisors, RBC Capital Markets, have also advised that the conversion is superior to the unsolicited offer made by Sherritt Coal Acquisition Inc. from a financial point of view;

•	it does not rule out future alternatives and allows the Board to continue to examine further value-enhancing transactions or other strategies.

With approval of the Plan and completion of the transaction:

•	Optionholders will receive equivalent-value “in-the-money” options exercisable for Trust Units, through an adjustment of the exercise price to reflect the $3.00 cash payment under the Arrangement;

•	Shareholders will receive one Unit of the Fording Income Trust and $3.00 cash for each Common Share held;

•	Shareholders with 20 shares or less will have the opportunity to receive cash reflecting the market value of their Common Shares.

YOUR VOTE IS IMPORTANT

Every vote matters. Securityholders will be entitled to one vote for each Common Share and Option held. For the Plan of Arrangement to proceed, it must be approved by at least 66 2/3% of the total votes cast at the meeting by the Shareholders and Optionholders.

MAKE AN INFORMED DECISION

The accompanying Information Circular contains a detailed description of the Plan of Arrangement, the Units, and the other matters to be considered at the Special Meeting. We urge you to become familiar with the enclosed material.

If you have any questions about the Plan of Arrangement or want assistance in filing your proxy, please contact our Information Agent, Georgeson Shareholder Communications Canada, toll free, at 1-866-254-7864 for service in English or 1-866-258-7293 for service in French. You may also wish to consult your financial, tax or other professional advisors.

YOUR BOARD OF DIRECTORS AND THE MANAGEMENT OF FORDING

ARE WORKING TO ENHANCE VALUE FOR YOU

Your Board and management take seriously their responsibility to enhance and maximize the value of your investment in Fording. We believe conversion to an income trust will achieve this objective. If an alternative is found that is superior, we will pursue it for the benefit of all Securityholders. We are committed to unlocking long-term value for you and to ensuring the conversion process is fair to all.

We welcome communication from you. We urge you to support the Plan of Arrangement.

Yours very truly,

Richard F. Haskayne, O.C., F.C.A. Chairman	James G. Gardiner President and Chief Executive Officer

IMPORTANT INFORMATION ABOUT THE SECURITYHOLDERS’ MEETING

The Special Meeting of Fording Securityholders will be held at The Fairmont Palliser Hotel, 133 – 9th Avenue SW, Calgary, Alberta, T2P 2M3 on December 20, 2002 at 9:00 a.m. (Mountain Standard Time).

HOW TO ENSURE YOUR VOTE COUNTS

To be represented at the Special Meeting, you must either attend the meeting in person, or sign, date and return the enclosed BLUE form of proxy, or such other proper form of proxy prepared specifically for use at the meeting, to Computershare Trust Company of Canada at 100 University Avenue, 9th Floor, Toronto, ON, M5J 2Y1.

In order for your BLUE form of proxy to be counted at the meeting, it must be delivered personally, by courier, or mail. It may also be transmitted by facsimile to (416) 263-9524 (toll free 1-866-249-7775). It must be received not later than 5:00 p.m. (Mountain Standard Time) on December 18, 2002, or otherwise at least 48 hours (excluding Saturdays, Sundays and holidays) prior to any adjournment or postponement of the Meeting.

A pre-paid, pre-addressed return envelope is enclosed for your convenience.

WHAT THE TRANSACTION MEANS TO YOU

Upon completion of the Plan of Arrangement, Shareholders will hold Units of Fording Income Trust instead of Common Shares of Fording Inc. except as noted below. They will continue to control the assets, operations and management of Fording.

Specifically, it means that:

•	If you hold Options to purchase Common Shares, you will have exchanged each Option ultimately for an “Exchange Option” issued under the exchange option plan to be implemented as part of the Plan of Arrangement. Each Exchange Option will entitle you to purchase one Unit and will have an in-the-money value that is equal to the in-the-money value of the Option immediately prior to the Arrangement;

•	If you hold Common Shares, you will receive one Unit of the Fording Income Trust and $3.00 cash for each Common Share held, unless you hold a small number of shares or dissent.